SCHEDULE 13D

                        Under the Securities and Exchange Act of 1934

                                             3
                                       (Amendment No.)

                                     STEWART W P & CO LTD
                                       (Name of Issuer)

                                        Common stock
                                (Title of Class of Securities)

                                          G84922106
                                       (CUSIP Number)

                                       James D. Brilliant
                                       805 Las Cimas Parkway
                                       Suite 430
                                       Austin, Texas   78746
                                       512-329-0050
                  (Name, Address and Telephone Number of Person Authorized to
                            Receive Notices and Communications)

                                          06/21/2007
                    (Date of Event Which Requires Filing of this Statement)


1 NAME OF REPORTING PERSON
  S.S or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Van Den Berg Management, Inc., d/b/a Century Management
  TAX # 953017097

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

  A
  B x

3 SEC USE ONLY


4 Source of Funds

  OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
  PURSUANT TO ITEMS 2(C) OR 2(E)

  []

6 CITIZENSHIP OR PLACE OF ORGANIZATION

  USA

7 SOLE VOTING POWER

  59,195

8 SHARED VOTING POWER

  11,548,085

9 SOLE DISPOSITIVE POWER

  59,195

10 SHARED DISPOSITIVE POWER

  11,548,085

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  11,607,280

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

  N/A

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

  24.4%

14 TYPE OF REPORTING PERSON*

  IA

Item 1. Security and Issuer

  This statement relates to the shares of common stock, par value $0.001 per share ("Common Stock"), of STEWART W P & CO LTD.,(the "Company").
  The principal executive offices of the Company are located at TRINITY HALL 43 CEDAR AVE
  PO BOX 2905,
  HAMILTON HM LX,
  BERMUDA X0 10022

Item 2. Identity and Background

  (a) Name

    James D. Brilliant
 (b) Residence or business address

    805 Las Cimas Parkway
    Suite 430
    Austin, Texas   78746

  (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted

    Vice President, Van Den Berg Management, Inc., d/b/a Century Management 805 Las Cimas Parkway
    Suite 430
    Austin, Texas   78746

  (d) Criminal Convictions or Proceedings

    N/A

  (e) Civil Judgements or Proceedings

    N/A

  (f) Citizenship

    USA

Item 3. Source and Amount of Funds or Other Consideration

    As Vice President, Van Den Berg Management, Inc., d/b/a Century Management he directed the purchase of 11,607,280 shares of the issuer directly, paid for with cash for the accounts of investment advisory clients for an aggregate price of $152,983,950.

Item 4.  Purpose of Transaction

    The Reporting Persons acquired beneficial ownership of the shares of Common Stock to which this Schedule 13D relates for investment purposes. The beneficial ownership of the filer has exceeded 20%.

Item 5.  Interest in Securities of the Issuer

  (a) Amount and percentage beneficially owned:

    (i) 11,607,280 shares in his capacity as a controlling person of Van Den Berg Management, Inc., d/b/a Century Management.

  (b) Number of shares as to which such person has:

    (i)   sole power to vote or direct the vote:

          59,195

    (ii)  shared power to vote or direct the vote:

          11,548,085

    (iii) sole power to dispose or to direct the disposition:

          59,195

    (iv)  shared power to dispose or direct the disposition:

          11,548,085

  Reporting Person may be deemed to share power to vote and dispose of shares referred to herein as a result of his control of the investment adviser for whose advisory clients he is reporting.
  He may be deemed to have sole power to vote and direct the disposition of the shares referred to above.

  (c) A schedule of transactions effected in the last sixty days is attached hereto.

  (d) Ownership of More than Five Percent on Behalf of Another Person:

      The investment advisory clients have the right to receive the dividends from, or the proceeds from the sale of the securities in their respective accounts. To the best of Reporting Person's knowledge, no person has such interest relating to more than 5% of the outstanding class of securities.

  (e) Ownership of Less than Five Percent:

      N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

    N/A

Item 7. Material to be Filed as Exhibits

    60 days of buying

Date       Quantity            Market Value
4/27/2007       9050            90591.73
4/30/2007       6900            70533.95
5/1/2007       1845            18550.25
5/2/2007       1180             11937.8
5/3/2007        360             3602.16
5/4/2007      26290           271718.49
5/7/2007       5825               59543
5/8/2007       3890            39716.06
5/9/2007       4315            43893.42
5/10/2007       7680            77084.51
5/11/2007       1520            15212.86
5/14/2007       2225            22392.25
5/16/2007       2020             20004.8
5/17/2007       2495            24755.15
5/21/2007        305             3059.95
5/22/2007       3230            32043.35
5/23/2007      16005           163468.22
5/24/2007       5940             59728.4
5/25/2007        920              9326.4
5/29/2007       1710            17136.51
5/30/2007       3545            35558.68
5/31/2007      29450           296844.79
6/1/2007       3865            39933.91
6/4/2007      11365           116432.99
6/6/2007      61670           623858.36
6/7/2007      91655           927177.53
6/8/2007      21290           213978.43
6/11/2007      31805              319468
6/12/2007      78235           786672.19
6/13/2007      10000           100479.15
6/14/2007       5310             53658.9
6/15/2007       2050            21119.95
6/18/2007      36735           371266.78
6/19/2007     115535          1206425.46
6/20/2007     866485          9019288.27
6/21/2007      29530           304210.26

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        07/02/2007
                                        Date

                                        Signature
                                        James D. Brilliant/Vice President
                                        Name/Title